Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Accenture plc:

We consent to the incorporation by reference in the registration statements (No. 333-210858) on Form S-3 and (No. 333-210973, No. 333-188134, No. 333-164737 and No. 333-65376-99) on Form S-8 of Accenture plc of our report dated October 28, 2016, with respect to the consolidated balance sheets of Accenture plc as of August 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2016, and the effectiveness of internal control over financial reporting as of August 31, 2016, which report appears in the August 31, 2016 annual report on Form 10‑K of Accenture plc.

/s/ KPMG LLP
Chicago, Illinois
October 28, 2016